

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2010

Xu Zong Bao, President
China Education Acquisition Corp.
c/o David N. Feldman, Esq.
Feldman LLP
420 Lexington Avenue, Suite 2620
New York, NY 10170

      Re: China Education Acquisition Corp.
              Amendment No. 1 to Form 10-12G
              Filed April 15, 2010
              File No. 000-53857

Dear Mr. Bao:

      We have completed our review of your Form 10 and related filings and have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director